Filed by eToro Group Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: FinTech Acquisition Corp. V

Commission File No.: 001-39760

Date: November 12, 2021

Social investment network eToro reports third quarter 2021 financial results

Total commissions of $222 million, up 66% versus Q3 2020

New York, November 12, 2021 - eToro Group Ltd (“eToro” or the “Company”), the leading social investment platform, today announced its third quarter 2021 interim financial results.

Financial highlights for the quarter ended September 30, 2021:

●	Total commissions of $222 million, up 66% compared with Q3 2020;

●	Net trading income of $176 million, up 56% compared with Q3 2020;

●	1.6 million new registered users, up 8% compared with Q3 2020 with total registered users of 24.8 million as of September 30, 2021;

●	2.14 million funded accounts as of September 30, 2021, up 152% compared with September 30, 2020;

●	Assets under administration (AUA) of $10.6 billion as of September 30, 2021, up 13% compared with June 30, 2021

Yoni Assia, CEO and Co-founder of eToro, commented: “As we approach the close of 2021, there is a growing number of retail investors around the world actively engaging with capital and crypto markets. Our users are investing in the companies they believe in and those they engage with. With market prices reaching all time highs, we are seeing more widespread adoption of eToro’s platform and we expect retail participation to continue to grow as more people appreciate the benefits of taking control of their finances.”

Q3 2021 financial summary:

For the third quarter of 2021, total commissions were $222 million, up 66% versus Q3 2020, driven by strong trading revenue, higher interest income and higher other income. Net trading income was $176 million, up 56% versus Q3 2020, driven by strong trading across a diverse range of cryptoassets. Total operating expenses excluding stock-based compensation and merger-related expenses were $203 million, up 94% year-over-year, driven by higher marketing expenses and investments to scale and support our fast-growing business.

Net income was a loss of $98 million, primarily due to a non-cash charge of $60 million in stock-based compensation for eToro employees and $11 million of transaction costs related to the business combination with FTCV. Adjusted EBITDA for the third quarter of 2021 was negative $25 million, largely driven by the Company’s significant investments in growth initiatives, including marketing.

Assets under administration were $10.6 billion as of September 30, 2021, an increase of $1.2 billion from June 30, 2021, driven by both user deposits and asset price appreciation.

Shalom Berkovitz, CFO and Deputy CEO said: “The third quarter of 2021 saw lower levels of volatility and trading activity following the highs of H1, as we had anticipated, though activity remained significantly above levels seen in 2020. To date in the fourth quarter, we’ve seen a strong uptick in activity, particularly in cryptoassets.

“We continue to see strong engagement and user growth on the eToro platform, as evidenced by the addition of more than 160,000 funded accounts in the third quarter of 2021. We remain excited about eToro’s long-term growth opportunities given the strong secular trend towards self-directed investing and the growing participation of retail investors in global markets, as well as our differentiated offerings. eToro’s focus continues to be on growth and therefore, in periods where we generate revenue in excess of our original forecast,1 we will look to reinvest these funds into marketing channels and the necessary infrastructure to scale and support our fast-growing business.”

Regarding the proposed merger with FinTech Acquisition Corp. V (NASDAQ: FTCV), the company continues to target a closing in the fourth quarter of 2021.

Business highlights:

●	A new look for eToro: the Company launched a more personalized, friction-free user experience across desktop and mobile interfaces designed to boost user engagement and make asset discovery and eToro’s social elements even more integrated and intuitive.

●	European growth: eToro opened an office in Frankfurt, Germany, an example of the Company’s commitment to growing its market share in strategic European markets.

●	Bolstered U.S. leadership team: Lule Demmissie joined as CEO of eToro’s U.S. business. Lule brings with her more than 20 years of experience in executive roles across the brokerage and wealth management industries – most recently as President of Ally Invest.

●	Enhanced Board oversight: eToro announced the appointment of Michael Ptasznik to its Board of Directors, effective upon the close of the merger. Michael, who recently retired as Chief Financial Officer and EVP of Nasdaq, Inc., will also join eToro’s Audit and Risk Committee.

●	Supporting female investors: eToro launched InvestWithHer, a new investor community designed for women by women with the goal of empowering female investors by building a platform for networking and the strengthening of financial and related skills.

eToro’s latest Investor Presentations can be viewed on eToro’s Investor Relations page.

Contacts

Public relations

PR@etoro.com

Investor relations

investors@etoro.com

1 Original forecast as outlined in our March 16, 2021 Investor Presentation and as filed with the SEC

About eToro

eToro is a multi-asset investment platform that empowers people to grow their knowledge and wealth as part of a global community of successful investors. eToro was founded in 2007 with the vision of opening up the global markets so that everyone can trade and invest in a simple and transparent way. Today, eToro is a global community of more than 24 million registered users who share their investment strategies; and anyone can follow the approaches of those who have been the most successful. Due to the simplicity of the platform users can easily buy, hold and sell assets, monitor their portfolio in real time, and transact whenever they want. https://www.etoro.com/

About FinTech Acquisition Corp. V

FinTech Acquisition Corp. V is a special purpose acquisition company led by Betsy Z. Cohen as Chairman of the Board, Daniel G. Cohen, as Chief Executive Officer and James J. McEntee, III as President formed for the purpose of entering into a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses, with a focus on the financial technology industry. The company raised $250,000,000 in its initial public offering in December 2020 and is listed on the NASDAQ under the symbol “FTCV”.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed business combination between FinTech Acquisition Corp. V (“FinTech V”) and eToro, and the business and operations of eToro. Forward-looking statements may be identified by the use of the words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “strategy,” “future,” “opportunity,” “may,” “target,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements as to the expected timing, completion and effects of the proposed business combination, eToro’s present and future plans for its business and operations and eToro’s expectations as to market results and conditions; are based on various assumptions, whether or not identified in this press release, and on the current expectations of eToro’s and FinTech V’s management; are not predictions of actual performance; and are subject to risks and uncertainties. These forward-looking statements are subject to a number of risks and uncertainties, including but not limited to: the risk that the proposed business combination may not be completed in a timely manner or at all; the failure to satisfy the conditions to the consummation of the proposed business combination; the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed merger agreement; the amount of redemption requests made by FinTech V’s public stockholders; the effect of the announcement or pendency of the proposed business combination on eToro’s business; risks that the proposed business combination disrupts current plans and operations of eToro; potential difficulties in retaining eToro customers and employees; eToro’s estimates of its financial performance; changes in general economic or political conditions; changes in the markets in which eToro competes; slowdowns in securities trading or shifting demand for security trading product; the impact of natural disasters or health epidemics, including the ongoing COVID-19 pandemic; legislative or regulatory changes; the evolving digital asset market, including the regulation thereof; competition; conditions related to eToro’s operations in Israel; risks related to data security and privacy; changes to accounting principles and guidelines; potential litigation relating to the proposed business combination; the price of eToro’s securities may be volatile; the ability to implement business plans, and other expectations after the completion of the proposed business combination; and unexpected costs or expenses. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of FinTech V’s registration statement on Form S-1 (File No. 333-249646) (the “Form S-1”), eToro’s registration statement on Form F-4 (File No. 333-259189) (the “Form F-4”) and other documents if and when filed by eToro or FinTech V from time to time with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual events and results could differ materially from those contained in the forward-looking statements. There may be additional risks that neither eToro nor FinTech V presently know or that eToro and FinTech V currently believe are immaterial that could also cause actual events and results to differ. In addition, forward-looking statements reflect eToro’s and FinTech V’s expectations, plans or forecasts of future events and views as of the date of this press release. eToro and FinTech V anticipate that subsequent events and developments will cause eToro’s and FinTech V’s assessments to change. While eToro and FinTech V may elect to update these forward-looking statements at some point in the future, eToro and FinTech V specifically disclaim any obligation to do so, unless required by applicable law.

No Offer or Solicitation

This press release is not a proxy statement or solicitation or a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange, the securities of eToro, FinTech V or the combined company, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Additional Information about the Business Combination and Where to Find It

eToro submitted its Form F-4 to the SEC on August 31, 2021, and filed amendments on September 20, 2021, October 5, 2021 and November 3, 2021, which include a preliminary proxy statement/prospectus that is both the proxy statement to be distributed to FinTech V stockholders in connection with the solicitation of proxies for the vote by the stockholders on the merger and the prospectus to be delivered by FinTech V in connection with the distribution of its securities to such holders. After the registration statement has been filed and declared effective, FinTech V will mail a definitive proxy statement / prospectus to its stockholders as of the record date established for voting on the proposed business combination and the other proposals regarding the proposed business combination set forth in the proxy statement. eToro or FinTech V may also file other documents with the SEC regarding the proposed business combination. Before making any voting or investment decision, investors and security holders are urged to carefully read the entire registration statement and proxy statement / prospectus and any other relevant documents filed with the SEC, and the definitive versions thereof (when they become available and including all amendments and supplements thereto).

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by eToro or FinTech V through the website maintained by the SEC at www.sec.gov.

Participants in the Solicitation

eToro and FinTech V and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders of FinTech V in connection with the proposed business combination under the rules of the SEC. FinTech V’s stockholders, eToro’s shareholders and other interested persons may obtain, without charge, more detailed information regarding the names, affiliations and interests of directors and executive officers of eToro and FinTech V in FinTech V’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, filed with the SEC on November 10, 2021, FinTech V’s Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 30, 2021 or eToro’s Form F-4, as applicable, as well as their other filings with the SEC. Other information regarding persons who may, under the rules of the SEC, be deemed the participants in the proxy solicitation of FinTech V’s stockholders in connection with the proposed business combination and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the preliminary proxy statement / prospectus and will be contained in other relevant materials to be filed with the SEC regarding the proposed business combination (if and when they become available). You may obtain free copies of these documents at the SEC’s website at www.sec.gov.

Trademarks and Trade Names

eToro and Fintech V own or have rights to various trademarks, service marks and trade names that they use in connection with the operation of their respective businesses. This press release also contains trademarks, service marks and trade names of third parties, which are the property of their respective owners. The use or display of third parties’ trademarks, service marks, trade names or products in this press release is not intended to, and does not imply, a relationship with eToro or Fintech V, or an endorsement or sponsorship by or of eToro or Fintech V. Solely for convenience, the trademarks, service marks and trade names referred to in this press release may appear with the ®, ™ or SM symbols, but such references are not intended to indicate, in any way, that eToro or Fintech V will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks and trade names.